
February 13, 2014

<u>Via E-mail</u>
Omar Hussain
President and Chief Executive Officer
Imprivata, Inc.
10 Maguire Road, Building 1, Suite 125
Lexington, MA 02421

> **Re: Imprivata, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 17, 2014**
> **CIK No. 0001328015**

Dear Mr. Hussain:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus. Upon review of such materials, we may have further comments. For guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Prospectus summary

Overview, page 1

4.   Please provide support for your claim in the first sentence that you are a "leading provider of authentication and access management technology solutions for the healthcare industry." To the extent that you are making this statement based on the KLAS award you disclose in the second bullet point on page 4, explain to us how the criteria used for the award applies to your general claim of leadership. In addition, provide support for the following statements on page 1:
   - "Imprivata OneSign is one of the most widely-used technology solutions by our customers' physicians, nurses and other clinicians." In addition, tell us what consideration you gave to disclosing quantitative information to provide appropriate context for your statement; and
   - "[S]ome of [y]our customers have reported that clinicians can save up to 45 minutes per shift."

5.   Please disclose your accumulated deficit for the comparable periods in the first paragraph on page 2, in your first risk factor, and in your MD&A and Business sections on pages 44 and 64, respectively.

Industry overview, page 2

6.   Regarding the third-party data on which you rely, such as the data from Health Affairs, HIMSS Analytics, the World Health Organization, Gartner, Permanente Journal, and the U.S. Bureau of Labor Statistics, please tell us whether any of the data was prepared for your company or for the offering. In addition, provide us with supplemental copies of the reports and mark the copies appropriately to designate the portion you rely upon and cross-reference them to the statements in the prospectus.

Risk factors

Our Imprivata Cortext solution depends upon a third-party service provider…, page 23

7.   You highlight your dependence on a third-party data service provider in this risk
        factor. Please tell us which exhibit contains your agreement with this service provider or
        file the agreement. Alternatively, tell us why you do not believe that it is required to be
        filed. Refer to Item 601(b)(10) of Regulation S-K. In addition, to the extent that this is a
        material agreement, include a description of the material terms in your Business section.

The concentration of our capital stock ownership…, page 28

8.   Please tell us whether you will be considered a controlled company within the rules of the
        exchange on which your securities will be listed. If so, disclose this in the forepart of
        your Summary and expand your risk factor to discuss the effects of the exemptions on
        your corporate governance.

Use of proceeds, page 34

9.   You disclose elsewhere in your prospectus, such as on page 5, that part of your strategy
        includes various expenditures, including investments in research and development, new
        products, and expansion of your international presence. We also note your statement on
        page 34 that you "cannot specify with certainty" the uses of the net proceeds. Please
        revise to provide the approximate amount intended to be used for each purpose. Refer to
        Item 504 of Regulation S-K.

Management's discussion and analysis of financial condition and results of operations

Overview, page 43

10.   Please revise the disclosure in this section to discuss the material opportunities,
        challenges, and risks on which management is focused, as well as the actions that
        management is taking to address those matters. For example and without limitation, we
        note the following:
        •   Your sales to non-healthcare customers have been decreasing since December 31,
                2011 even though you mention on page 1 that you have "over 720,000 licensed
                users in over 400 non-healthcare organizations"; and
        •   Your adjusted EBITDA, which you use to evaluate your operating performance,
                has decreased since December 31, 2011 and was negative for the nine months
                ended September 30, 2013.

        In addition, tell us what consideration you gave to providing a discussion of any actions
        you are taking to address challenges from the move to cloud based services and adoption
        of mobile applications. In this regard, we note your disclosure at the bottom of page 12.

11.   We note your disclosure on pages 4 and 67 regarding add-on sales and renewal rates as an indication of your stable customer base and to provide visibility into future performance. Please describe the financial performance indicators that management uses to assess your business that would be material to investors.

Backlog, page 45

12.   Disclose the significant components that are included in your backlog amount. In this regard, separately disclose those amounts attributable to products, software maintenance and professional services.

Results of operations, page 47

13.   Tell us what consideration you gave to separately disclosing the amount of revenue by the type of revenue. For example, consider separately disclosing device sales and software licensing. Further, consider providing details of software licensing that is user based and enterprise license. Also, consider separately disclosing professional services from maintenance.

Comparison of nine months ended September 30, 2012 and 2013

Revenue, page 48

14.   In the first paragraph in this section and in the equivalent disclosure on page 50, please disclose the reason for the decrease in new sales to non-healthcare customers.

Liquidity and capital resources, page 54

15.   Please disclose whether your current cash and cash equivalents are sufficient to meet your working capital and capital expenditure needs for the next 12 months.

Business, page 63

16.   We note the second risk factor on page 20 where you disclose that a substantial portion of your international revenues are from government-operated healthcare organizations. You also disclose that the government entities have a right to cancel contracts. Please provide the disclosure required by Item 101(c)(1)(ix) of Regulation S-K or advise.

Industry overview, page 64

17.   In the carryover paragraph at the bottom of page 65, you disclose the inputs used to estimate the available market for your products. Please further clarify how these inputs are used to calculate the available market share. Also explain in your document why you

are excluding non-acute care settings when you believe that they are potential customers for your solution. Finally, explain in your disclosure how you calculated the $1.5 billion available market on page 68.

Sales and marketing, page 71

18.   You disclose in the carryover paragraph at the top of page 15 some of the risks in your agreements with your channel partners. Please explain in this section the main terms of the agreements you enter into with your channel partners.

Customers, page 71

19.   We note your disclosure in the last sentence of the second paragraph in this section. Please tell us why you do not consider your largest reseller that you refer to on page 14 and F-37 to be a customer. Alternatively, disclose the name of your reseller. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Government regulation, page 73

20.   Given that your sales in the United Kingdom and other foreign jurisdictions are increasing, please tell us what consideration you gave to providing a succinct summary of foreign privacy regulations that are material to your business and explaining how they are applicable to you.

HIPAA, page 73

21.   Please consider expanding to include disclosure regarding how civil penalties are determined for HIPAA violations, including any maximum amounts. Provide similar disclosure for the HITECH Act.

Management, page 75

22.   For the biography of Mr. John Blaeser on page 77, please revise the date range "[f]rom 1997 to 1985" in the fourth sentence.

Compensation committee interlocks and insider participation, page 82

23.   We note that Polaris and General Catalyst are parties to your Investor Rights Agreement that you disclose as a related party transaction under Item 404 of Regulation S-K. Please provide the disclosure required by Item 407(e)(4)(i)(C) for Messrs. Barrett and Orfao under this heading or advise.

Executive officer and director compensation

Elements of compensation, page 83

24.   Either in the third paragraph in this section or as a narrative to your summary compensation table, please disclose the formula or criteria applied to the sales commission plan for Mr. Brigiotta, in accordance with Item 402(o)(5) of Regulation S-K. Also, in footnote (4) of your summary compensation table, disaggregate the amounts eanred under the variable commissions plan and quarterly incentive plan.

Executive employment agreements, page 85

25.   Please file the offer letter agreements with each of your named executive officers or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain relationships and related party transactions, page 92

26.   Please tell us the nature of the promissory note in exhibit 10.6 that you will file in a future amendment and why it is not a related party transaction required to be disclosed under Item 404(a) of Regulation S-K.

Principal stockholders, page 93

27.   In the footnotes to your table, you disclaim beneficial ownership. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

28.   Refer to footnote 3. Please disclose all natural persons who share voting or dispositive powers over the shares held by Polaris Venture Partners III, L.P. You only disclose that Mr. Barrett holds a membership interest in Polaris Venture Management Co., III, L.L.C.

Underwriting, page 107

29.   Please tell us where you disclose the exception to the lock-up agreement you mention in the first paragraph on page 102.

Notes to consolidated financial statements

1. Organization and business

(h) Unaudited pro forma consolidated balance sheet, page F-10

30.   We note that upon the consummation of the IPO all of the outstanding shares of redeemable convertible preferred stock will automatically convert into 20,956,426 shares of common stock. On page 96 you state that immediately prior to the offering the preferred shares will be converted. Please revise to consistently identify the timing of the conversion.

2. Summary of significant accounting policies

(g) Revenue Recognition, page F-12

31.   Tell us how you considered whether the software components and nonsoftware components function together to deliver the tangible product's essential functionality. We refer you to ASC 985-605-15-4A. In addition, tell us how you determined that each nonsoftware component has stand-alone value. We refer you to ASC 605-25-25-5.

32.   Disclose how you are applying the selling price method to determine fair value. Describe the significant assumptions employed to establish fair value. We refer you to ASC 605-25-30-6C.

33.   We note that you state that "VSOE of fair value of maintenance on enterprise licenses is based on separately stated renewal rates in the arrangements that are substantive." Tell us how you determined that such rates are substantive. We refer you to ASC 985-605-25-67.

34.   Tell us how the user based license arrangement effects your ability to establish VSOE for PCS. Your response should address ASC 985-605-55-70 to 73.

17. Segment and geographic information, page F-37

35.   We note that you manage your business as one operating segment—healthcare information technology solutions. We note on page 43 that you had "over 720,000 licensed users in over 400 non-healthcare organizations." In this regard, tell us why the non-healthcare organizations do not represent a reportable operating segment. We refer you to ASC 280-10-50.

Exhibit index

Exhibit 10.11

36.   Please file a copy of this exhibit that includes Appendix A and ensure that in an appropriate part of your document, you include an unambiguous description of the material terms of this agreement. In this regard, we note your reference on page 16 to a master services agreement with a developer in Lviv, Ukraine.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        Kenneth J. Gordon, Esq.
        Goodwin Procter LLP